SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2024

KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice Regarding the Dividend Record Date for the Fiscal Year 2024

Main Content

•  At the 42nd Annual General Meeting of Shareholders held on March 28, 2024, KT Corp. amended Article 49 (Payment of Dividends) of the Articles of Incorporation to allow the Board of Directors to determine the dividend record date.

•  Previous Dividend Record Date : End of each fiscal year (December 31)

•  Amended Dividend Record Date : Date determined by the Board of Directors

•  Considering the timing of determining the dividend amount for the fiscal year 2024 and the record date for quarterly dividends for the fiscal year 2025, the dividend record date for the fiscal year 2024 will be set for after mid-February 2025. Dividends will be paid to shareholders who hold the company’s shares on this record date.

•  Please note that even if you hold the company’s shares on December 31, 2024, dividends will not be paid if you do not hold the company’s shares on the dividend record date for the fiscal year 2024, which will be announced later.

Confirmation Date	December 11, 2024

Other Important Matters Related To Investment Decisions	Details such as whether dividends will be paid and the amount of dividends will be finalized at the Annual General Meeting of Shareholders following the resolution of the Board of Directors.